Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

April 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from Elena Stojic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 5, 2021. The comments related to Post-Effective Amendment No. 201 to the Registrant’s registration statement on Form N-1A with respect to the BrandywineGLOBAL – Flexible Bond Fund (the “Fund”), as filed with the Commission on February 18, 2021. The following is a summary of the comments received from Ms. Stojic and the Trust’s response on behalf of the Fund.

1.    Comment: Please confirm supplementally that the required notice of the name change and the investment policy change for the Fund was provided to investors.

Response: The Trust confirms that the required notice of the name change and the investment policy change was provided via a Prospectus supplement.

2.    Comment: With respect to the Fund’s investment objective, we noticed that it was revised to remove reference to a high level of current income and a reference to capital appreciation was added. Please explain why the Fund’s name change and strategy change resulted in an investment objective change that removed a high level of current income and added capital appreciation.

Response: As noted in the Fund’s Prospectus, the Fund’s investment objective may be changed by the Board without shareholder approval and on notice to shareholders. The Fund generally pays dividends quarterly from its net investment income. In addition, the Fund maintains a flexible investment strategy, and even low levels of foreign currency exposure, or allocations to shorter-term or higher-quality investments for defensive purposes, can interfere with the Fund’s ability to distribute high levels of income. The Fund’s adviser proposed the revised investment objective based on its view that it better matched investor expectations for income from a Fund that distributes income quarterly and is better suited for the Fund’s investment strategy.

3.    Comment: Please provide the Fund’s portfolio turnover rate which is currently in brackets.

Response: The Prospectus has been revised to include the Fund’s portfolio turnover rate of 104% for the fiscal year ended December 31, 2020.

4.    Comment: In the Principal Strategies section, we saw language that derivatives are taken into account when determining compliance with the Fund’s 80% policy. The 80% test is an asset-based test and not an exposure test. If the registrant intends to include derivatives for purposes of the 80% test, it must value the derivatives for the purposes of the “names rule” on a marked-to-market basis using the current market price, or if it is an OTC derivative, its fair value.

Response: The Registrant confirms that it is aware of the Staff’s position that Rule 35d-1 (the “Names Rule”) is an asset-based test as noted in Investment Co. Act Rel. No. 33808, “Request for Comments on Fund Names” dated March 2, 2020. However, the Staff further noted in that Release as follows:

Because the Names Rule is an asset-based test, it may not be well-suited to derivatives investments that provide significant exposure to a “type of investment” (as specified in the Names Rule). For example, the asset test may not provide an appropriate framework when the market values of derivative investments held by funds are relatively small but the potential exposure is significant.

In the Names Rule adopting release (Investment Co. Act Rel. No. 24828, Jan. 17, 2001), the Commission noted that the language in the Names Rule was modified to focus on “investments” as opposed to “securities,” and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. This statement in the adopting release makes it clear that investments such as derivatives may count toward the 80% basket if they have economic characteristics similar to the securities included in the basket. However, to our knowledge the Staff has not provided definitive guidance with respect to the calculation of the value of derivatives for purposes of the 80% test under Rule 35d-1, either in the adopting release for the rule, or in subsequent published guidance. As such, the Fund reserves the right to count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. For example, in accordance with the Fund’s policies it may participate in a credit default swap where the Fund is selling protection. As a seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of the debt-reference obligation to the counterparty in the event of a default by a third party on the debt obligation. In this case, the Fund is exposed to the full notional value related to the debt reference obligation. We therefore believe that it would be consistent with the policies underlying Rule 35d-1 for the Fund to use the notional value of the credit default swap for purposes of the 80% test when the Fund is selling protection, as this reflects the economic exposure the Fund has to that particular type of fixed income investment. In the Trust’s view, using notional value in certain instances where notional value is a better measure of the Fund’s economic exposure more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of the Fund’s investments, which is the intent of Rule 35d-1.

5.    Comment: In the Principal Strategies section, we noticed the added reference to asset-backed and mortgage-backed securities. Please provide additional detail on whether MBS or ABS will be residential, or commercial, or both. Please also provide examples of the underlying assets in ABS and include related risk disclosure.

Response: The Principal Strategies section has been revised to include the following disclosure:

The fund may invest in asset-backed and mortgage-backed securities. Asset-backed securities may include securities backed by automobile loans, student loans, credit card receivables or other types of collateral. Mortgage-backed securities may be backed by pools of residential or commercial mortgage loans and may be issued by U.S. government agencies or U.S. government-sponsored entities or by private issuers. The fund will not invest more than 25% of its assets in asset-backed and mortgage-backed securities that are not issued or guaranteed by, or comprised of securities issued or guaranteed by, a U.S. government agency or U.S. government-sponsored entity.

In addition, the following disclosure was added to “Mortgage-backed and asset-backed securities risk”:

The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited, and therefore certain asset-backed securities present a heightened level of risk.

6.    Comment: In the Item 4 risk disclosure, we noticed language added about currency derivatives risk. The language mentions that the portfolio managers may determine not to hedge currency risks. Please disclose any impact that not being able to hedge may have on the Fund with respect to its policy to limit its exposure to foreign currency to 25% of its portfolio.

Response:    The Fund notes that even if the Fund were unable to use derivatives for hedging purposes, it would be in compliance with the limitation on foreign currency exposure if it invests at least 75% of its assets in U.S. dollar-denominated bonds and no more than 25% of its assets in bonds denominated in non-U.S. currencies. In response to the Staff’s comments, the Fund has added the following disclosure to “Currency derivatives risk.”

The Fund may have less flexibility to meet its investment objectives if it is unable to, or the portfolio managers choose not to, use currency derivatives.

Please contact the undersigned at 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

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